Exhibit 99.4

FOR IMMEDIATE RELEASE	August 13, 2009

FORBES MEDI-TECH ANNOUNCES FINANCIAL RESULTS FOR SECOND QUARTER ENDED JUNE 30, 2009

VANCOUVER, BC – Forbes Medi-Tech Inc. (TSX:FMI; NASDAQ:FMTI) (“Forbes” or “Company”) today announced its results for the second quarter ended June 30, 2009. The comparative period for these statements is the three- and six-month periods ended June 30, 2008. All amounts are in Canadian Dollars unless otherwise noted.

SECOND QUARTER OVERVIEW:

Reducol™: In June 2009, the Company announced that it had extended its supply and licensing contract with Pharmavite LLC until mid 2010 for the continued sale of Reducol ™.

Exchange Listings: In January 2009, Forbes announced that it had received notice from the Toronto Stock Exchange ("TSX"), indicating that the TSX was reviewing the eligibility of its common shares for continued listing on the TSX, relating to Forbes’ market capitalization, which had fallen below the designated minimum TSX threshold for continued listing.

On August 12, 2009, Forbes announced that it has received notice from the TSX that its common shares will be delisted at the close of market on September 11, 2009.  The delisting decision announced by the TSX relates to Forbes’ market capitalization, which has remained below the TSX minimum threshold for continued listing.

Since the beginning of the year, NASDAQ has three times extended its suspension of its bid price and market value of publicly held shares requirements, with the result that the Company’s compliance deadline is now January 4, 2010.

In April 2009, Forbes received a NASDAQ Staff Deficiency Letter indicating that the Company did not meet the minimum requirements regarding stockholders' equity for continued listing on the NASDAQ Capital Market. The Company submitted a letter demonstrating its plan to meet compliance with the requirements and after reporting stockholders' equity as of March 31, 2009 of $5,290,947, or approximately US $4,200,000, NASDAQ issued the Company a NASDAQ Staff Letter dated May 15, 2009 confirming that the Company once again met the minimum requirements regarding stockholders' equity (US $2,500,000) for continued listing on the NASDAQ Capital Market.

FINANCIAL RESULTS:

The following table offers a summary of the financial results for the second quarter of 2009.

Summary: (thousands of $ except per share values and number of shares) (unaudited)	3 month period ended June 30, 2009	3 month period ended June 30, 2008	6 month period ended June 30, 2009	6 month period ended June 30, 2008

Phytosterol revenues	$ 1,018	$ 2,691	$ 1,743	$ 4,720
Cost of sales	(749)	(2,212)	(1,258)	(3,862)
Inventory and purchase commitment allowances	892	45	898	118
	1,161	524	1,383	976
Expenses	(1,078)	(2,912)	(2,497)	(4,504)
Other income	31	44	4,219	95
Income / (loss) from continuing operations	114	(2,344)	3,105	(3,433)

Income tax expense	(1)	(3)	(3)	(11)
Net income / (loss) from continuing operations	113	(2,347)	3,102	(3,444)

Loss from discontinued operations	―	(683)	―	(1,242)
Net income / (loss) for the period	$ 113	$ (3,030)	$ 3,102	$ (4,686)

Weighted average number of shares	4,969,813	4,801,491	4,969,813	4,801,491

Income / (loss) per share from continuing operations Basic and diluted	$ 0.02	$ (0.49)	$ 0.62	$ (0.72)
(Loss) per share from discontinued operations Basic and diluted	―	(0.14)	―	(0.26)
Net Income / (loss) per share Basic and diluted	$ 0.02	$ (0.63)	$ 0.62	$ (0.98)

Net income for the period:   For the six months ended June 30, 2009, the net income of $3,102,000 includes the one-time positive impact of the reversal of the $1,424,000 provision for loss on certain purchase commitments. This provision was previously recognized as a charge against income in prior accounting periods and reversed in the second quarter ending June 30, 2009. Net income also includes a one time gain related to the completion of the Deans Knight public offering and conversion of the convertible debenture.  These events resulted in the recognition of a gain of approximately $4,148,000 in the first quarter ended March 31, 2009.

Revenues:  Phytosterol revenues – includes direct sales of branded Reducol™ ingredients, non-branded sterol esters and sterols, sales through the Forbes-Fayrefield joint venture of finished products containing Reducol™, and license fees received.  Phytosterol revenues for the six months ended June 30, 2009 totaled $1,743,000 compared with $4,720,000 for the six months ended June 30, 2008.   The decreases are primarily due to the continuing re-alignment of inventories by one of the Company’s major customers.  The Company expects that, based on discussions with them, this customer will return to its prior purchasing patterns in the second half of this year.  Also, the Company’s sales to its European customers have shown a decrease, primarily due to the effect of the economic downturn. In addition, sales by Forbes-Fayrefield of finished products to key European markets also decreased, in part as a result of a switch from revenue to commission based sales. As a result of these events, together with current general market uncertainties, the Company anticipates that this year’s revenue will not achieve its prior year’s level.

Cost of Sales/ Margins:  Excluding the impact of the inventory and purchase commitment allowances, for the six months ended June 30, 2009, the Company realized a gross margin percentage of 28% on phytosterol revenues of $1,743,000 compared with a gross margin percentage of 18% on phytosterol revenues of $4,720,000.

Excluding the impact of the inventory and purchase commitment allowances, for the three months ended June 30, 2009, the Company realized a gross margin percentage of 26% on phytosterol revenues of $1,018,000 compared with a gross margin percentage of 18% on phytosterol revenues of $2,691,000.

Operating expenses: The Company continues to reduce operating expenses wherever possible. The reduction in expenses in the current six months in comparison to the comparable six months in the previous year is attributable to a reduced head count and other cost saving measures. In addition, in the six months ended June 30, 2008, we incurred additional costs associated with a Special General Meeting, the NASDAQ hearing, the non dilutive financing and severance costs associated with the corporate restructuring.

Liquidity & Capital Resources:

The Company’s cash position as of June 30, 2009 totaled $1,192,000 compared with $1,377,000 as at December 31, 2008. Forbes had working capital of $6,207,000 at June 30, 2009 compared with $3,531,000 as at December 31, 2008.

The Company has projected that its capital resources will be sufficient to finance operations through the first quarter of 2010. This view is based on a number of factors and assumptions, which includes the assumption that the Company’s expenditures will not exceed those currently planned, and its revenues will meet or exceed current expectations.

The Company’s future operations are completely dependent upon its ability to complete a merger, acquisition or other suitable transaction and/or secure additional funds.  The market for any of these activities for companies such as Forbes has always been challenging, and the Company believes that current economic conditions and uncertainties have provided, and will continue to provide, additional challenges.  While management is continuing to seek all available alternatives, there is no assurance that any of these activities will be successfully completed in a timely manner, or at all.   If the Company cannot complete one or more of these activities in advance of the end of the first quarter of 2010, it will have to consider winding up, dissolution or liquidation.

Second Quarter Report

This news release includes by reference the Company’s unaudited financial statements for the second quarter ended June 30, 2009 and the corresponding Management’s Discussion & Analysis (MD&A). More detailed information can be found in the MD&A and financial statements, which are being filed with applicable Canadian and U.S. regulatory authorities and will be available on the Company’s website at www.forbesmedi.com.

FORBES MEDI-TECH INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(unaudited)

	June 30	December 31
	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$1,192,023	$1,376,575
Accounts receivable	873,133	1,446,561
Inventories	4,548,032	5,992,748
Prepaid expenses and deposits	239,301	241,784
	6,852,489	9,057,668

Long-term Assets
Capital assets	119,367	139,843
Other assets	25,294	18,376

	$6,997,150	$9,215,887

LIABILITIES and SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$570,710	$2,598,488
Income tax liability	9,444	6,838
Convertible debenture (Note 7)	-	2,856,272
Current portion of tenure allowance payable	65,000	65,000
	645,154	5,526,598
Long-term liabilities		-
Tenure allowance	947,929	1,005,029
	1,593,083	6,531,627

Equity component of subsidiary’s convertible debenture	-	398,615

Shareholders’ equity
Share capital (Note 8(b))	$2,720,992	$2,720,992
Contributed surplus (Note 8(c))	10,042,877	10,026,964
Deficit	(7,359,802)	(10,462,311)
	5,404,067	2,285,645

	$6,997,150	$9,215,887

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE INCOME / (LOSS) AND DEFICIT
(Expressed in Canadian dollars)
(unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

REVENUES
Sales	$1,018,365	$2,690,912	$1,740,896	$4,720,470
Licensing	-	-	2,168	-
Phytosterol revenues	1,018,365	2,690,912	1,743,064	4,720,470
Cost of sales	(749,284)	(2,212,114)	(1,257,990)	(3,861,664)
Inventory and purchase commitment allowances (Note 5)	892,000	45,000	898,000	118,000
	1,161,081	523,798	1,383,074	976,806

EXPENSES
General and administrative	709,927	1,700,480	1,671,547	2,949,520
Marketing, sales and product development	178,792	583,329	359,571	941,491
Nutraceutical research, development and support	157,248	543,782	430,378	817,415
Foreign exchange loss / (gain)	22,567	64,358	14,876	(253,585)
Depreciation and amortization	9,694	19,242	20,476	49,401
	1,078,228	2,911,191	2,496,848	4,504,242
Income / (loss) from continuing operations	$82,853	$(2,387,393)	$(1,113,774)	$(3,527,436)

OTHER INCOME
Gain on dilution of interest in subsidiary (Note 2)	-	-	4,147,975	-
Interest and other	30,756	44,039	71,212	94,494
	30,756	44,039	4,219,187	94,494
Net income / (loss) from continuing operations before taxes	$113,609	$(2,343,354)	$3,105,413	$(3,432,942)
Income tax expense	(580)	(3,342)	(2,904)	(10,704)
Net income / (loss) from continuing operations	113,029	(2,346,696)	3,102,509	(3,443,646)

Loss from discontinued operations	-	(682,914)	-	(1,242,407)
Net income / (loss) and comprehensive income / (loss)	113,029	(3,029,610)	3,102,509	(4,686,053)

Deficit, beginning of period	(7,472,831)	(4,466,255)	(10,462,311)	(101,269,812)
Reduction of deficit and stated share capital	-	-	-	98,460,000

Deficit, end of period	$(7,359,802)	$(7,495,865)	$(7,359,802)	$(7,495,865)
Weighted average number of common shares outstanding	4,969,813	4,801,491	4,969,813	4,801,491

Basic and diluted income / (loss) per share fromcontinuing operations	$0.02	$(0.49)	$0.62	$(0.72)

Basic and diluted (loss) per share from discontinued operations	-	$(0.14)	-	$(0.26)

Basic and diluted income / (loss) per share	$0.02	$(0.63)	$0.62	$(0.98)

FORBES MEDI-TECH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
(unaudited)

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
	2009	2008	2009	2008

OPERATIONS
Net income /(loss) for the period	$113,029	$(3,029,610)	$3,102,509	$(4,686,053)
Adjustments for:
Depreciation and amortization	9,694	24,593	20,476	60,434
Stock-based compensation expense	91	9,653	15,913	34,664
Loss on write down of capital assets	-	65,115	-	65,115
Loss on disposal of capital assets	-	2,127	-	2,127
Accretion of interest	-	53,627	103,728	53,627
Gain on dilution of interest in subsidiary	-	-	(4,147,975)	-
	122,814	(2,874,495)	(905,349)	(4,470,086)
Net change in non-cash operating items (Note 12)	(903,307)	(440,297)	(68,563)	(873,818)
Net cash used in operations	(780,493)	(3,314,792)	(973,912)	(5,343,904)

INVESTMENTS
Proceeds on disposal of short-term investments	789,360	-	789,360	-
Acquisition of capital assets	-	(5,221)	-	(7,313)
Proceeds on disposal of capital assets	-	3,125	-	3,125
	789,360	(2,096)	789,360	(4,188)
FINANCING
Debenture	-	2,960,000	-	2,960,000
	-	2,960,000	-	2,960,000

Increase/(decrease) in cash and cash equivalents	8,867	(356,888)	(184,552)	(2,388,092)
Cash and cash equivalents, beginning of period	1,183,156	3,202,839	1,376,575	5,234,043
Cash and cash equivalents, end of period	$1,192,023	$2,845,951	$1,192,023	$2,845,951

About Forbes Medi-Tech Inc.
Forbes Medi-Tech Inc. is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally.  Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products. For more information, please visit www.forbesmedi.com.

Reducol™ is a trademark of Forbes Medi-Tech Inc.

Contacts:

David Goold

Chief Financial Officer

Phone: (604) 689-5899 ext. 239

E-mail: ir@forbesmedi.com

FORWARD LOOKING STATEMENTS

This News Release contains forward-looking statements and forward-looking information concerning anticipated developments in the Company’s business including projected sales and revenues, sufficiency of its capital resources, future financing and M&A transactions, the delisting of its common shares from the TSX and its continued NASDAQ listing, and other information in future periods. Forward-looking statements and information can be identified by forward-looking terminology such as “projected”, “deadline”, “future”, “planed”, “expectations”, “continuing”,  “will be”, “will meet”, “seek”, “may”, “obtain”,  “anticipated”, “September 11, 2009”, “2010”, “will”, and similar expressions or variations thereon. Forward-looking statements and information are about the future and are inherently uncertain, and actual results may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, including, without limitation, the Company’s need for additional future capital or a merger, acquisition or other suitable transaction, which may not be available in a timely manner or at all and which, if not obtained, would have a material adverse effect on the Company and its ability to continue as a going concern;  the risk of unanticipated expenses and inability to control certain costs; the risk that sales revenue may not meet the Company’s expectations;  the Company’s dependence on its key personnel; the Company’s need for additional customers and the Company’s existing reliance on  a few major customers for performance; the effect of competition; manufacturing risks and the Company’s dependence on third party suppliers; product liability, intellectual property and insurance risks; exchange rate fluctuations; uncertainty whether the Company’s shares will remain listed on NASDAQ and the need to regain compliance with NASDAQ’s minimum bid price rule by January 4, 2010, which is not assured;  the risk that delisting of the Company’s shares from the TSX or NASDAQ could, have a negative effect on the Company’s share liquidity and trading price, on the Company’s ability to obtain further financing or to complete a merger, acquisition or other suitable transaction and continue as a going concern, and on the ability of certain investors to trade in the Company’s shares; the need for future regulatory approvals, which are not assured; and other risks and uncertainties affecting the Company and its business, as contained in its latest Annual Information Form on Form 20-F and other documents filed with Canadian and U.S. securities regulatory authorities at www.sedar.com and www.sec.gov, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Forward-looking statements and information are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements or information if those beliefs, assumptions, or expectations or other circumstances should change.

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